Exhibit 12
Belo Corp.
Computation of Ration of Earnings to Fixed Charges
(Dollars in thousands)

											Nine months ended
	Year Ended December 31,										September 30,
	2001		2002		2003		2004		2005		2005		2006
Earnings:
Earnings before income taxes and the cumulative effect of accounting changes	$21,763		$213,454		$209,460		$215,801		$206,960		$141,575		$123,380
Add: Total fixed charges	116,157		108,451		98,117		94,177		95,159		71,084		76,941
Less: Interest capitalized	489		573		500		163		167		83		939

Adjusted earnings	$137,431		$321,332		$307,077		$309,815		$301,952		$212,576		$199,382

Fixed Charges:
Interest	$113,145		$105,359		$94,110		$90,327		$91,171		$68,131		$73,975
Portion of rental expense representative of the interest factor (1)	3,012		3,092		4,007		3,850		3,988		2,953		2,966

Total fixed charges	$116,157		$108,451		$98,117		$94,177		$95,159		$71,084		$76,941

Ratio of Earnings to Fixed Charges	1.18	x	2.96	x	3.13	x	3.29	x	3.17	x	2.99	x	2.59	x

(1)	For purposes of calculating fixed charges, an interest factor of one third was applied to total rent expense for the period indicated.